PROSPECTUS SUPPLEMENT NO. 4
TO PROSPECTUS DATED MAY 23, 1997



                               1,000,000 SHARES

                         CONSOLIDATED PRODUCTS, INC.

                                 COMMON STOCK



By means of this Prospectus Supplement, Consolidated Products, Inc. (the "Company") hereby offers 60,000, 30,000 and 20,000 shares of Common Stock (the "Shares") to Schroder Capital Management, Back Bay Partners and Connecticut Capital Associates, respectively, at a purchase price of $17.375 per share pursuant to the Prospectus dated May 23, 1997, of which this Prospectus Supplement is a part. The Company will place the Shares through Sutro & Co., Incorporated, a registered broker-dealer (the "Agent"). The Company will pay the Agent a fee of $55,000 in connection with the sale of the Shares offered hereby.




The date of this Prospectus Supplement is August 6, 1997.